American Homeowner Preservation 2015A+, LLC
819 South Wabash Avenue, Suite 606
Chicago, Illinois  60605
(800) 555-1055
www.ahpfund.com

May 23, 2016

Sent Via Email Only

Ms. Erin E. Martin
Special Counsel
Office of Financial Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:	American Homeowner Preservation 2015A+, LLC (the “Company”)
Offering Statement on Form 1-A
CIK 0001667307

Dear Ms. Martin:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the above-referenced Offering Statement effective at 4:00 p.m. EST on Wednesday, May 25, 2016.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 23, 2016

Thank you for your assistance.

Very truly yours,

By	/s/ Jorge Newbery
Jorge Newbery, Manager

cc:	Markley S. Roderick, Esq.